CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION - UNAUDITED

	As at September 30	As at December 31
(in thousands of Canadian dollars)	2011	2010
Assets

Current assets
Accounts receivable (Note 4)	96,089	92,950
Inventories (Note 5)	102,504	94,838
Other	6,966	1,625
	205,559	189,413
Non-current assets
Property and equipment	10,035	9,431
Goodwill	20,570	20,570
Deferred tax assets (Note 6)	1,593	1,116
Other assets	188	147
Total Assets	237,945	220,677

Liabilities

Current liabilities
Accounts payable and accrued liabilities (Note 7)	69,956	63,363
Current taxes payable (Note 6)	1,002	348
	70,958	63,711
Non current liabilities
Long term debt (Note 8)	5,782	6,430
Total liabilities	76,740	70,141

Shareholders’ equity
Capital stock (Note 11)	23,376	23,078
Contributed surplus	20,271	19,716
Retained earnings	117,558	107,742
	161,205	150,536
Total liabilities and shareholders' equity	237,945	220,677

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY - UNAUDITED

(Canadian dollars and number of shares in thousands)	Capital Stock
	Number of		Contributed	Retained	Shareholders'
	Shares	$	Surplus	Earnings	Equity

Balance - January 1, 2010	17,581	23,284	17,184	102,159	142,627
Stock based compensation expense (Note 11 (b) and (c))	-	-	1,485	-	1,485
Normal Course Issuer Bid (Note 11 (d))	(58)	(76)	-	(298)	(374)
Modification of Stock option plan (Note 11 (a) and (b))	-	-	103	-	103
Share Units exercised (Note 11 (c))	67	464	(464)	-	-
Purchase of shares in trust for Share Unit Plans (Note 11 (c))	(179)	(1,229)	-	-	(1,229)
Options exercised from treasury	33	259	(100)	-	159
Directors Share Unit Plan exercise (Note 11 (c))	-	73	(251)	-	(178)
Net earnings	-	-	-	4,272	4,272
Balance - September 30, 2010	17,444	22,775	17,957	106,133	146,865

Balance - January 1, 2011	17,474	23,078	19,716	107,742	150,536
Stock based compensation expense (Note 11 (b) and (c))	-	-	1,556	-	1,556
Normal Course Issuer Bid (Note 11 (d))	(3)	(4)	-	(19)	(23)
Stock options exercised (Note 11 (b))	97	735	(735)	-	-
Share Units exercised (Note 11 (c))	45	266	(266)	-	-
Purchase of shares in trust for Share Unit Plans (Note 11 (c))	(76)	(699)	-	-	(699)
Net earnings	-	-	-	9,835	9,835
Balance - September 30, 2011	17,537	23,376	20,271	117,558	161,205

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME - UNAUDITED

	Three months ended		Nine months ended

(in thousands of Canadian dollars except per	September 30	September 30	September 30	September 30
share amounts)	2011	2010	2011	2010

Revenue	140,454	132,159	392,021	353,944
Cost of sales	116,581	112,928	326,592	299,485
Gross profit	23,873	19,231	65,429	54,459

Other expenses
Selling, general and
administrative expenses (Note 14)	17,801	15,511	51,181	45,821
Depreciation	633	620	1,836	1,855
	18,434	16,131	53,017	47,676

Operating profit	5,439	3,100	12,412	6,783
Foreign exchange gain and other	(1,596)	(130)	(1,768)	(45)
Interest expense	226	108	398	539
Earnings before tax	6,809	3,122	13,782	6,289

Income tax expense (recovery) (Note 6)
Current	2,215	1,120	4,383	2,124
Deferred	(185)	(173)	(436)	(107)
	2,030	947	3,947	2,017

Net earnings and comprehensive income	4,779	2,175	9,835	4,272

Net earnings per share (Note 12)
Basic	0.27	0.12	0.56	0.24
Diluted	0.26	0.12	0.54	0.24

Weighted average number of shares outstanding ('000s)
Basic	17,537	17,461	17,507	17,518
Diluted (Note 12)	18,165	17,783	18,142	17,838

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASHFLOWS - UNAUDITED

	Three months ended		Nine months ended
	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars)	2011	2010	2011	2010

Cash flows from operating activities
Net earnings for the period	4,779	2,175	9,835	4,272
Items not affecting cash -
Depreciation	633	620	1,836	1,855
Deferred income tax (recovery)	(185)	(173)	(436)	(107)
Stock based compensation expense	384	728	1,506	1,520
Foreign exchange and other	(1,995)	(130)	(1,948)	(52)
	3,616	3,220	10,793	7,488
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(14,916)	(30,000)	(2,997)	(24,263)
Inventories	5,543	(788)	(7,666)	6,560
Other current assets	(1,624)	(3,340)	(3,644)	(1,454)
Accounts payable and accrued liabilities	13,530	16,555	6,374	25,725
Current taxes payable	1,002	237	653	1,156
	7,151	(14,116)	3,513	15,212

Cash flows used in investing activities
Purchase of property and equipment	(1,068)	(629)	(2,540)	(1,099)
Proceeds on disposal of property and eqipment	352	-	397	-
Business acquisition	-	-	-	12
	(716)	(629)	(2,143)	(1,087)

Cash flows (used in)/ from financing activities
Increase (decrease) in bank operating loan	-	14,094	-	(12,455)
(Decrease) in long term debt	(6,443)	-	(648)	-
Issuance of capital stock -
stock options exercised	-	92	-	111
Settlement of share unit plan obligations	-	-	-	(178)
Purchase of capital stock through normal
course issuer bid	-	(56)	(23)	(374)
Purchase of capital stock in trust for
Share Unit Plans	8	(347)	(699)	(1,229)
	(6,435)	13,783	(1,370)	(14,125)

Change in cash and cash equivalents
during the period	-	(962)	-	-

Cash and cash equivalents
at the beginning of the period	-	962	-	-

Cash and cash equivalents
at the end of the period	-	-	-	-	1

Cash paid during the period for:
Interest	89	146	223	393
Income taxes	1,189	717	3,638	957

See accompanying notes to these condensed interim consolidated financial statements

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

(Tabular amounts in thousands of Canadian dollars, except share and per share amounts)

1.

General information

CE Franklin Ltd. (the “Company”) is headquartered and domiciled in Calgary, Canada. The Company is a subsidiary of Schlumberger Limited, a global energy services company. The address of the Company’s registered office is 1800, 635 8th Ave SW, Calgary, Alberta, Canada and it is incorporated under the Alberta Business Corporations Act. The Company is a distributor of pipe, valves, flanges, fittings, production equipment, tubular products and other general industrial supplies primarily to the oil and gas industry through its 43 branches situated in towns and cities that serve oil and gas fields of the western Canadian sedimentary basin. In addition, the Company distributes similar products to the oil sands, refining, and petrochemical industries and non-oilfield related industries such as forestry and mining.

2.

Accounting policies

Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in its 2011 interim consolidated financial statements. In these financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, and IFRS 1, First-time Adoption of International Financial Reporting Standards. The accounting policies followed in these interim financial statements are the same as those applied in the Company’s interim financial statements for the period ended March 31, 2011. The Company has consistently applied the same accounting policies throughout all periods presented, as if these polices had always been in effect. Note 3 discloses the impact of the transition to IFRS on the Company’s reported equity as at September 30, 2011 and comprehensive income for the three and nine months ended September 30, 2011, including the nature and effect of significant changes in accounting policies from those used in the Company’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies applied in these condensed interim consolidated financial statements are based on IFRS effective for the year ended December 31, 2011, as issued and outstanding as of October 27, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual consolidated financial statements for the year ending December 31, 2011 could result in the restatement of these interim consolidated financial statements, including transition adjustments recognized on change-over to IFRS.

The condensed interim consolidated financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended December 31, 2010, and the Company’s interim financial statements for the quarter ended March 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

3.

Explanation of transition to IFRS

The Company does not have any material differences between IFRS and Canadian GAAP. As such there are no reconciling items that would materially change the reporting requirements under Canadian GAAP to IFRS.

The interim consolidated financial statements for the period ended March 31, 2011 were the Company’s first financial statements prepared under IFRS. For all accounting periods prior to this, the Company prepared its financial statements under Canadian GAAP.

IFRS 1 allows first time adopters to IFRS to take advantage of a number of voluntary exemptions from the general principal of retrospective restatement. The Company has taken the following exemptions:

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

IFRS 2 Share based payments

The Company has elected to not apply IFRS 2 to share based payments granted and fully vested before the Company’s date of transition to IFRS. The Company has assessed and quantified the difference in accounting for stock based compensation under IFRS compared to Canadian GAAP and has deemed the difference to be immaterial.

IFRS 3 Business combinations

This standard has not been applied to acquisitions of subsidiaries that occurred before January 1, 2010, the Company’s transition date to IFRS. As such, there is no retrospective change in accounting for business combinations.

IAS 23 Borrowing costs

Borrowing costs requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs has been removed. The Company has elected to account for such transactions on a go forward basis. As such there is no retrospective change in accounting for borrowing costs.

As part of the transition to IFRS the Company established that the carrying values of its property and equipment were substantially equivalent between IFRS and Canadian GAAP and therefore the Company has continued to carry its property and equipment at the historic costs model as was used under Canadian GAAP in these statements.

4. Accounts receivable

	September 30, 2011	December 31, 2010
Current	50,060	40,014
Less than 60 days overdue	34,301	41,253
Greater than 60 days overdue	7,193	5,519
Total Trade receivables	91,554	86,786
Allowance for credit losses	(1,504)	(1,887)
Net trade receivables	90,050	84,899
Other receivables	6,039	8,051
	96,089	92,950

A substantial portion of the Company’s accounts receivable balance is with customers within the oil and gas industry and is subject to normal industry credit risks. Concentration of credit risk in trade receivables is limited as the Company’s customer base is large and diversified. The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company has established procedures in place to review and collect outstanding receivables. Significant outstanding and overdue balances are reviewed on a regular basis and resulting actions are put in place on a timely basis. Appropriate provisions are made for debts that may be impaired on a timely basis.

The Company maintains an allowance for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

5.

Inventories

The Company maintains net realizable value allowances against slow moving, obsolete and damaged inventories that are charged to cost of goods sold on the statement of earnings. These allowances are included in the inventory value disclosed above. Movement of the allowance for net realizable value is as follows:

	Nine months ended	Year ended
	September 30, 2011	December 31, 2010
Opening balance as at January 1,	5,000	6,300
Additions	728	900
Utilization through write downs	(1,358)	(2,200)
Closing balance	4,370	5,000

6. Taxation

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Nine Months Ended
	September 30				September 30
	2011	%	2010	%	2011	%	2010	%
Earnings before income taxes	6,809		3,121		13,782		6,289
Income taxes calculated at statutory rates	1,825	26.8	887	28.4	3,680	26.7	1,787	28.4
Non-deductible items	22	0.3	25	0.8	55	0.4	80	1.3
Share based compensation	19	0.3	46	1.5	81	0.6	159	2.5
Adjustments for filing returns and others	164	2.4	(11)	(0.4)	131	0.9	(9)	(0.1)
	2,030	29.8	947	30.3	3,947	28.6	2,017	32.1

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

As at September 30, 2011, income taxes payable was $1.0 million (December 31, 2010 – $0.3 million payable). Income tax expense is based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

As at	September 30, 2011	December 31, 2010
Assets
Property and equipment	887	870
Stock based compensation expense	830	487
Other	536	156
	2,253	1,513
Liabilities
Goodwill and other	660	397
Net Deferred tax asset	1,593	1,116

Deductible temporary differences are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

7. Accounts payable and accrued liabilities

	September 30, 2011	December 31, 2010
Current
Trade payables	24,899	23,966
Other payables	9,477	7,057
Accrued compensation expenses	2,951	2,434
Other accrued liabilities	32,629	29,906
	69,956	63,363

8. Long term debt and bank operating loan

	September 30, 2011	December 31, 2010
JEN Supply debt	290	290
Bank operating loan	5,492	6,140
Long term debt	5,782	6,430

In July of 2011, the Company entered into a $60.0 million revolving term Credit Facility that matures in July 2014.  Borrowings under the Credit Facility bear interest based on floating interest rates and are secured by a general security agreement covering all assets of the Company. The maximum amount available under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories. The Credit Facility requires that the Company maintains the ratio of its debt to debt plus equity at less than 40%. As at September 30, 2011, this ratio was 3% (December 31, 2010 – 4%). The Company must also maintain coverage of its net operating cash flow as defined in the Credit Facility agreement, over interest expense for the trailing twelve month period, at greater than 1.25 times. As at September 30, 2011, this ratio was 24.9 times (December 31, 2010 – 14.1 times).  The Credit Facility contains certain other covenants, with which the Company is in compliance and has been for the comparative periods. As at September 30, 2011, the Company had borrowed $5.5 million and had available undrawn borrowing capacity of $54.5 million under the Credit Facility. In management’s opinion, the Company’s available borrowing capacity under its Credit Facility and ongoing cash flow from operations, are sufficient to resource its ongoing obligations.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

The JEN Supply debt is unsecured and bears interest at the floating Canadian bank prime rate and is repayable in 2012.

9.

Capital management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, revolving bank term loan facility maturing in July 2014 (see Note 8) which is used to finance its net working capital and general corporate requirements. The Company’s objective is to maintain adequate capital resources to sustain current operations including meeting seasonal demands of the business and the economic cycle.  The Company’s capital is summarised as follows:

	September 30, 2011	December 31, 2010
Shareholders' equity	161,205	150,536
Long term debt / Bank operating loan	5,782	6,430
Net working capital	134,601	125,702

Net working capital is defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, current taxes payable and other current liabilities.

10.

Related party transactions

Schlumberger owns approximately 56% of the Company's outstanding shares. The Company is the exclusive distributor in Canada of downhole pump production equipment manufactured by Wilson Supply, a division of Schlumberger. Purchases of such equipment conducted in the normal course on commercial terms were as follows:

For the nine months ended September 30	2011	2010
Cost of sales for the three months ended	3,357	2,232
Cost of sales for the nine months ended	7,446	5,932
Inventory	4,854	3,323
Accounts payable and accrued liabilities	1,264	953
Accounts receivable	4	-

11. Capital Stock

a)

The Company has authorized an unlimited number of common shares with no par value. At September 30, 2011, the Company had 17.5 million common shares, 0.7 million stock options and 0.6 million share units outstanding.

b)

The Board of Directors may grant options to purchase common shares to substantially all employees, officers and directors and to persons or corporations who provide management or consulting services to the Company.  The exercise period and the vesting schedule after the grant date are not to exceed 10 years.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

Option activity for each of the nine month periods ended September 30 was as follows:

(000's)	2011	2010
Outstanding - January 1	1,073	1,195
Exercised	(97)	(73)
Forfeited	(228)	(26)
Outstanding at September 30	748	1,096
Exercisable at September 30	662	824

Stock based compensation expense recorded for the three and nine month period ended September 30, 2011 was $72,000 (2010 – $517,000) and $302,000 (2010 - $1,271,000) respectively and is included in selling, general and administrative expenses on the Consolidated Statement of Earnings and Comprehensive Income.  No options were granted during the nine  month period ended September 30, 2011 or the year ended December 31, 2010. Options vest one third or one fourth per year from the date of grant.

Prior to the fourth quarter of 2010, the Company’s stock option plan included a cash settlement mechanism. During the fourth quarter of 2010, the Company discontinued the settlement of stock option obligations with cash payments in favour of issuing shares from treasury. At the time of this plan modification, the current liability of $2,075,000 was transferred to contributed surplus on the Company’s consolidated statement of financial position. Stock options were revalued at each period end using the Black Scholes pricing model, the following assumptions were used:

2010
Dividend yield	Nil
Risk-free interest rate	3.48%
Expected life	5 years
Expected volatility	63.2%

Note: Expected volatility is based on historical volatility.

c)   Share Unit Plans

The Company has Restricted Share Unit ("RSU"), Performance Share Unit (“PSU”) and Deferred Share Unit ("DSU") plans (collectively the “Share Unit Plans”), where by RSU’s, PSU’s and DSU’s are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. For the PSU plan the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. RSU and PSU grants vest one third per year over the three year period following the date of the grant. DSU's vest on the date of grant, and can only be redeemed when the Director resigns from the Board.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash. During the nine month period ended September 30, 2011 and 2010 the fair value of the RSU, PSU and DSU units granted was $2,219,000 (2010 - $1,968,000) and compensation expense recorded in the three and nine month period ended September 30, 2011, were $262,000 (2010 - $349,000) and $1,053,000 (2010 - $961,000).

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

Share Unit Plan activity for the periods ended September 30, 2011, and December 31, 2010 was as follows:

(000's)	September 30, 2011				December 31, 2010
	Number of Units				Number of Units
	RSU	PSU	DSU	Total	RSU	PSU	DSU	Total
Outstanding at January 1	273	97	80	450	223	53	98	374
Granted	128	117	22	267	145	132	31	308
Performance adjustments	-	-	-	-	-	(77)	-	(77)
Exercised	(35)	(10)	-	(45)	(82)	(7)	(49)	(138)
Forfeited	(55)	(42)	-	(97)	(13)	(4)	-	(17)
Outstanding at end of period	311	162	102	575	273	97	80	450
Exercisable at end of period	96	35	102	233	30	10	80	120

The Company has established an independent trust to purchase common shares of the Company on the open-market to satisfy Share Unit Plan obligations. The Company’s intention is to settle all share based obligations with shares delivered from the trust. The trust is considered to be a special interest entity and is consolidated in the Company’s financial statements with the cost of the shares held in trust reported as a reduction to capital stock.  For the nine month period ended September 30, 2011, 75,500 common shares were purchased by the trust (2010 – 179,300) at an average cost of $9.26 per share (2010 - $6.79).  As at September 30, 2011, the trust held 481,726 shares (2010  – 471,610).

 d)    Normal Course Issuer Bid (“NCIB”)

On December 21, 2010, the Company announced a NCIB to purchase for cancellation up to 850,000 common shares representing approximately 5% of its outstanding common shares. During the nine months ended September 30, 2011, the company purchased 3,102 shares at an average cost of $7.56 (2010: 57,878 shares purchased at an average cost of $6.61).

12.

Earnings per share

Basic

Basic earnings per share is calculated by dividing the net income attributable to shareholders by the weighted average number of ordinary shares in issue during the year.

Dilutive

Diluted earnings per share are calculated using the treasury stock method, as if RSU’s, PSU’s, DSU’s and stock options were exercised at the beginning of the year and funds received were used to purchase the Company’s common shares on the open market at the average price for the year.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2011	2010	2011	2010
Total Comprehensive income attributable to shareholders	4,779	2,175	9,835	4,272
Weighted average number of common shares issued (000's)	17,537	17,461	17,507	17,518
Adjustments for:
Stock options	250	39	380	-
Share Units	378	283	255	320
Weighted average number of ordinary shares for dilutive	18,165	17,783	18,142	17,838
Net earnings per share: Basic	0.27	0.12	0.56	0.24
Net earnings per share: Diluted	0.26	0.12	0.54	0.24

13.

Financial instruments

a)

Fair values

The Company’s financial instruments recognized on the consolidated statements of financial position consist of accounts receivable, accounts payable and accrued liabilities and long term debt. The fair values of these financial instruments, excluding long term debt, approximate their carrying amounts due to their short-term maturity. At September 30, 2011, the fair value of the long term debt approximated their carrying values due to their floating interest rate nature and short term maturity. Long term debt is initially recorded at fair value and subsequently measured at amortized cost using the effective interest rate method.

b)

Credit Risk is described in Note 4.

c)

Market Risk and Risk Management

The Company’s long term debt bears interest based on floating interest rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. Based on the Company’s borrowing levels as at September 30, 2011, a change of one percent in interest rates would decrease or increase the Company’s annual net income by $0.1 million.

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. The Company is exposed to possible losses in the event of non-performance by counterparties. The Company manages this credit risk by entering into agreements with counterparties that are substantially all investment grade financial institutions. The Company’s foreign exchange risk arises principally from the settlement of United States dollar dominated net working capital balances as a result of product purchases denominated in United States dollars. As at September 30, 2011, the Company had contracted to purchase US$14.2 million at fixed exchange rates with terms not exceeding nine months (December 31, 2010 - $6.5 million). The fair market values of the contracts were $1.0 million at September 30, 2011 and nominal at December 31, 2010. The Company recorded on these contracts an unrealized gain of $1.0 million for the three and nine month periods ended September 30, 2011 which has been recorded in foreign exchange (gain) loss.  As at September 30, 2011, a one percent change in the Canadian dollar relative to the US dollar would decrease or increase the Company’s annual net income by $0.1 million.

CE Franklin Ltd.

Notes to Condensed Interim Consolidated Financial Statements - Unaudited

14. Selling, general and administrative (“SG&A”) Costs
Selling, general and administrative costs for the three and nine month periods ended September 30 are as follows:

	Three months ended				Nine months ended
	2011		2010		2011		2010
	$	%	$	%	$	%	$	%
Salaries and Benefits	10,596	60%	8,938	58%	30,908	60%	26,500	58%
Selling Costs	1,663	9%	1,843	12%	4,216	8%	4,583	10%
Facility and office costs	4,268	24%	3,211	21%	11,520	23%	10,081	22%
Other	1,274	7%	1,519	9%	4,537	9%	4,657	10%
SG&A costs	17,801	100%	15,511	100%	51,181	100%	45,821	100%

15.

Segmented reporting

The Company distributes oilfield products principally through its network of 43 branches located in western Canada primarily to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.

16.

Seasonality

The Company’s sales levels are affected by weather conditions. As warm weather returns in the spring each year, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out. In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen. As a result, the first and fourth quarters typically represent the busiest time for oil and gas industry activity and the highest sales activity for the Company. Revenue levels drop dramatically during the second quarter until such time as roads have dried and road bans have been lifted. This typically results in a significant reduction in earnings during the second quarter, as the decline in revenues typically out paces the decline in SG&A costs as the majority of the Company’s SG&A costs are fixed in nature. Net working capital (defined as current assets less cash and cash equivalents, accounts payable and accrued liabilities, income taxes payable and other current liabilities) and bank revolving loan borrowing levels follow similar seasonal patterns as revenues.